                                                                 File No. 1-1098




                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)

                                     of the

                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended December 31, 1997




                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM


                              Columbia Energy Group
                      Suite 300, 12355 Sunrise Valley Drive
                           Reston, Virginia 20191-3420

                             EMPLOYEES' THRIFT PLAN
                             ----------------------

                             OF COLUMBIA GAS SYSTEM
                             ----------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------



Report of Independent Public Accountants.....................................3

Statements of Net Assets Available for Benefits..............................4

Statement of Changes in Net Assets Available for Benefits....................5

Notes to Financial Statements and Schedules..................................6

Schedule A - Statements of Net Assets Available for Benefits................11

Schedule B - Statement of Changes in Net Assets Available for Benefits......13

Item 27(a) - Schedule of Assets Held for Investment Purposes................15

Item 27(d) - Schedule of Reportable Transactions............................16

Consent of Independent Public Accountants...................................18

Federal Tax Consequences (Unaudited)........................................19


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Thrift Plan Committee of the
  Employees' Thrift Plan of Columbia
  Gas System:


         We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Columbia Gas System (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits (Schedule A) and the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

         As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                   ARTHUR ANDERSEN LLP

New York, New York
May 15, 1998

                     EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                     ---------------------------------------------

                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    -----------------------------------------------
                                                December 31, 1997   December 31, 1996
                                                -----------------   -----------------
Assets
------
Investments at fair value:

The Columbia Gas System, Inc.
   Common Stock                                    $324,570,127        $312,295,105

Interest-bearing cash                                 2,563,671           2,867,931
                                                   ------------        ------------

Total Columbia Gas Stock Fund                      $327,133,798        $315,163,036

Fidelity Mutual Funds:

     Retirement Money Market Portfolio             $ 60,986,098        $ 63,338,627
     Magellan Fund                                   32,031,366          25,427,413
     Contrafund                                      20,613,094          14,692,522
     Growth Company Fund                             11,892,345           9,411,407
     Growth & Income Portfolio                       54,286,745          40,140,670
     Intermediate Bond Fund                          36,666,784          40,243,765
     Overseas Fund                                    9,416,950           8,064,260
     Europe Fund                                      5,039,683           3,156,219
     Pacific Basin Fund                               1,241,893           1,382,440
     Balanced Fund                                   17,244,862          13,409,495
     Capital Appreciation Fund                        3,746,107           2,209,569
     Short-Term Bond Fund                             4,049,336           3,448,915
     Spartan U.S. Equity Index Fund                  75,451,588          60,565,817
                                                   ------------        ------------

     Loans to Participants                            9,271,509           7,228,579
                                                   ------------        ------------

                                                   $669,072,158        $607,882,734

     Columbia Gas Litigation Settlement (Note 5)      2,116,228           2,008,983

     (Retirement Money Market Portfolio)

     Employer Contributions Receivable                  943,407           1,009,880

     Participant Deposits Receivable                  1,749,607           1,820,000
                                                   ------------        ------------
     Total Assets                                  $673,881,400        $612,721,597
                                                   ============        ============

          The accompanying notes to financial statements and schedules are an integral part of these statements.

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                  ---------------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------


                      For the Year Ended December 31, 1997
                      ------------------------------------



Net Assets, Beginning of Year                                      $612,721,597

Net Investment Income                                                23,076,077

Net Realized Gain on Securities Sold or
     Distributed                                                     54,518,188


Net Change in Unrealized Appreciation on
     Investments                                                     46,393,996

Participants' Deposits                                               22,406,700

Columbia's Contributions                                             11,778,139

Distributions to Participants                                       (97,177,272)

Interfund Exchanges                                                           0

Loan Activity                                                           163,975
                                                                   ------------

Net Assets, End of Year                                            $673,881,400
                                                                   ============

          The accompanying notes to financial statements and schedules are an integral part of this statement.

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                  ---------------------------------------------

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------

                     December 31, 1997 and December 31, 1996
                     ---------------------------------------

1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Gas System (the "Plan") was adopted by the Board of Directors of Columbia Energy Group, formerly The Columbia Gas System, Inc. ("Columbia") on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is eligible to join the Plan on the first day of any month after completing twelve months of service. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of funds to Plan participants. All but the Columbia Gas Stock Fund are offered through Fidelity Investments' family of mutual funds. The investment options offered include:

         Columbia Gas Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Retirement Money Market Portfolio: The Retirement Money Market Portfolio seeks to maximize current income consistent with the preservation of capital. The Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         Short-Term Bond Fund: The Short-Term Bond Fund seeks current income consistent with preservation of capital, by investing in a broad range of investment grade fixed income securities. The assets of the fund are invested in securities with a maturity of 1 to 3 years.

         Intermediate Bond Fund: The Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as a limited amount of high quality foreign debt instruments.

         Balanced Fund: The Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible while still preserving its capital investment. The Fund invests in a broadly diversified (domestic and foreign) portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of the Balanced Fund's assets are always invested in fixed-income securities.

         Spartan U.S. Equity Index Fund: The Spartan U.S. Equity Index Fund is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Fund invests primarily in the common stock of the 500 companies that make up the S&P.

         Growth & Income Portfolio: The Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio is primarily invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Magellan Fund: The Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth. Up to 20% of the Fund may be invested in fixed income securities.

         Contrafund: The Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium- to small-capitalization stocks.

         Growth Company Fund: The Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Capital Appreciation Fund: The Capital Appreciation Fund seeks capital appreciation by investing primarily in common stocks of well-known and established companies as well as smaller, lesser-known companies. Investments include domestic and foreign securities.

         Overseas Fund: The Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America. Currency hedging is permitted.

         Europe Fund: The Europe Fund seeks long-term capital growth by investing primarily in companies in Western Europe. The Fund may also invest in Eastern Europe. Normally, the Fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country. A 1% redemption fee will be charged for shares held less than 90 days.

         Pacific Basin Fund: Pacific Basin Fund seeks long-term growth of capital by investing in companies in the Pacific Basin. The Fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country. (It normally invests a significant percentage of its assets in Japan.) A 1% redemption fee will be charged for shares held less than 90 days.

         Fidelity is the Trustee of the Plan assets.

         Employees may deposit up to 6% of their monthly base pay, subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Gas Stock Fund except for employees age 55 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, subject to IRS limitations, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. Such withdrawals are subject to a 10% excise tax. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         The administrative expenses of the Plan are paid by the participating subsidiaries of Columbia. Administrative fees relating to participant loans are borne by the participants.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:

                                          December 31, 1997             December 31, 1996
                                       ----------------------        -----------------------
                                       Share/Unit   Shares/          Share/Unit    Shares/
                                         Value       Units              Value       Units
                                       ----------   -------          ----------    -------
                                          ($)                            ($)
Columbia Gas Stock Fund                  23.86     13,712,906           23.52     13,401,206

Retirement Money
   Market Portfolio                       1.00     60,986,098            1.00     63,338,627
Magellan Fund                            95.27        336,217           80.65        315,281
Contrafund                               46.63        442,056           42.15        348,577
Growth Company Fund                      43.32        274,523           40.46        232,610
Growth & Income Portfolio                38.10      1,424,849           30.73      1,306,237
Intermediate Bond Fund                   10.17      3,605,387           10.08      3,992,437
Overseas Fund                            32.54        289,396           30.84        261,487
Europe Fund                              29.94        168,326           26.61        118,610
Pacific Basin Fund                       12.23        101,545           14.70         94,044
Balanced Fund                            15.27      1,129,330           14.08        952,379
Capital Appreciation Fund                19.38        193,298           17.64        125,259
Short-Term Bond Fund                      8.70        465,441            8.72        395,518
Spartan U.S. Equity Index Fund           34.98      2,156,992           26.95      2,247,340

         As of December 31, 1997 and 1996, the only individual security held by the Plan in excess of 5% of net assets was Columbia Gas Common Stock, 4,131,362 shares valued at $324,570,127 and 4,908,371 shares valued at $312,295,105, respectively.

         The Board of Directors of Columbia Energy Group have approved a three-for-two stock split effective June 15, 1998. The number of shares held in the Columbia Stock Fund will increase - for every two shares held, an additional share will be credited to the fund. The number of units and the market value of the assets in the Columbia Stock Fund will not change as a result of the stock split.

         The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

2.       Summary of Significant Accounting Policies

         (A) Valuation of investments.

         The assets of the Plan are reflected in the accompanying Statements of Net Assets Available for Benefits based on quoted market prices and per share net asset value.

         (B) Basis of accounting.

         The accounts of the Plan have been maintained on a modified cash basis of accounting; however, the accompanying financial statements have been prepared on an accrual basis as of December 31, 1997 and December 31, 1996, by application of memorandum entries to reflect participant deposits, Columbia contributions and participant loans receivable

         (C) Net realized gain (loss) on securities sold or distributed.

                  The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Gas Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1997.

         (D) Unrealized appreciation (depreciation) of investments.

                  Fidelity determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1997.

         (E) Financial derivatives

                  Plan assets are invested through thirteen mutual funds, any of which could from time-to-time utilize financial derivatives. Generally Accepted Accounting Principles require the investment managers of such funds, e.g., Fidelity, to list in their financial statements the amount and purpose of such derivatives. Participants are provided with copies of the mutual funds' financial statements directly from Fidelity on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., interest rate movements and foreign currency changes.


3.       Participating Companies

                  The names of the participating companies, as of December 31, 1997 with contributions for the year ended December 31, 1997 are shown below:

                                                                 Columbia
                                                              Contributions
                                                              -------------
Columbia Gas Transmission Corp........................         $ 3,764,953
Columbia Gas of Kentucky, Inc.........................             324,220
Columbia Gas of Maryland, Inc.........................              81,668
Columbia Gas of Ohio, Inc.............................           3,616,277
Columbia Gas of Pennsylvania, Inc.....................           1,132,515
Columbia Energy Group Service Corp....................             686,082
Columbia Gulf Transmission Company....................             809,292
Columbia Propane Corp.................................             230,143
Columbia LNG Corp.....................................              40,987
Columbia Natural Resources, Inc. .....................             421,156
Columbia Gas of Virginia, Inc.........................             446,935
Columbia Electric Corp................................              55,808
Columbia Energy Services..............................             164,403
Columbia Network Services.............................               3,700
                                                               -----------

    Total.............................................         $11,778,139
                                                               ===========

4.       Distributions

         As of December 31, 1997 and 1996, amounts due to participants who had requested a withdrawal were $8,984,667 and $7,822,851 respectively.

5.       Columbia Gas System Securities Litigation Settlement

         The Columbia Gas Stock Fund's applicable Securities Litigation Settlement ("Settlement") totaled $2,008,983. Upon receipt, the monies were invested in Fidelity's Retirement Money Market Portfolio. On March 20, 1998, $2,134,727 was distributed to current and former Plan participants who acquired units of the Columbia Gas Stock Fund between January 19, 1990 and June 18, 1991. The Settlement monies plus accumulated interest were allocated pursuant to the methodology contained in the Stipulation of Settlement.

6.       Confederation Life Guaranteed Investment Contract.

         On August 12, 1994, the Confederation Life Insurance Company Guaranteed Investment Contract ("GIC"), held by the Plan, was frozen by Canadian and Michigan regulators. In order to provide liquidity to Plan participants who had invested in the Retirement Money Market/GIC Fund, on September 20, 1995, Columbia Energy Group, formerly The Columbia Gas System, Inc. (CG) and Columbia Gas Transmission Corporation (TCO) lent the Plan $4,182,650 and $2,416,711, respectively. As of May 15, 1998, $6,556,342 in proceeds from the liquidation of Confederation Life Insurance Company assets had been received by the Trustee. Proceeds totaling $4,152,405 and $2,404,937 were forwarded to CG and TCO, respectively. The next payment will occur at the end of July 1998. Under the loan's provisions, the principal is to be repaid in full to CG and TCO. After the principal is repaid, any excess monies received on account of the Confederation Life GIC will be paid to the Thrift Plan participants who were invested in the Thrift Plan's Money Market/GIC Fund on the date of the Confederation Life default, August 12, 1995. In no event shall the repayments to CG and TCO exceed the principal amount of the notes.

7.       Tax Status

         See "Federal Tax Consequences" located elsewhere in this document for additional discussion of the tax status.

         The Plan received a favorable determination letter, dated November 28, 1990, from the Internal Revenue Service in which it ruled that the Plan is in compliance with Sections 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company is of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-qualified and tax-exempt.

8.       Other

         The accompanying Schedules A and B reflect additional detail by Fund of the Statements of Net Assets Available for Benefits for the years ended December 31, 1997 and December 31, 1996 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997.

                                                                                                            Schedule A (Page 1 of 2)

                                            EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       AS OF DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Assets
-----------------------------------------------------------------------------------------------------------------------------------
Investments                                12/31/97 Market Value   Employer Contributions   Participant Deposits   Total Net Assets
                                                                         Receivable              Receivable
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Gas Stock Fund                         $327,133,798              $906,598               $  409,650          $328,450,046
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
-----------------------------------------------------------------------------------------------------------------------------------
 Retirement Money Market                          60,986,098                10,137                  192,362            61,188,597
 Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Magellan Fund                                    32,031,366                 2,285                  194,600            32,228,251
-----------------------------------------------------------------------------------------------------------------------------------
 Contrafund                                       20,613,094                 2,122                  116,012            20,731,228
-----------------------------------------------------------------------------------------------------------------------------------
 Growth Company Fund                              11,892,345                 2,410                   70,074            11,964,829
-----------------------------------------------------------------------------------------------------------------------------------
 Growth & Income Portfolio                        54,286,745                 6,782                  238,609            54,532,136
-----------------------------------------------------------------------------------------------------------------------------------
 Intermediate Bond Fund                           36,666,784                 2,076                  124,761            36,793,621
-----------------------------------------------------------------------------------------------------------------------------------
 Overseas Fund                                     9,416,950                 1,311                   50,014             9,468,275
-----------------------------------------------------------------------------------------------------------------------------------
 Europe Fund                                       5,039,683                   360                   20,256             5,060,299
-----------------------------------------------------------------------------------------------------------------------------------
 Pacific Basin Fund                                1,241,893                   193                   10,667             1,252,753
-----------------------------------------------------------------------------------------------------------------------------------
 Balanced Fund                                    17,244,862                 3,568                   72,247            17,320,677
-----------------------------------------------------------------------------------------------------------------------------------
 Capital Appreciation Fund                         3,746,107                   791                   21,874             3,768,772
-----------------------------------------------------------------------------------------------------------------------------------
 Short-Term Bond Fund                              4,049,336                   507                   19,151             4,068,994
-----------------------------------------------------------------------------------------------------------------------------------
 Spartan U.S. Equity Index Fund                   75,451,588                 4,267                  209,330            75,665,185
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Gas Litigation Settlement (note 5)        2,116,228                    --                       --             2,116,228
-----------------------------------------------------------------------------------------------------------------------------------
Loans to Participants                              9,271,509                    --                       --             9,271,509
-----------------------------------------------------------------------------------------------------------------------------------
                TOTAL                           $671,188,386              $943,407               $1,749,607          $673,881,400
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Schedule A (Page 2 of 2)

                                            EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       AS OF DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  Assets
-----------------------------------------------------------------------------------------------------------------------------------
Investments                                12/31/97 Market Value   Employer Contributions   Participant Deposits   Total Net Assets
                                                                         Receivable              Receivable
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Gas Stock Fund                         $315,163,036             $  948,474               $  496,446         $316,607,956
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
-----------------------------------------------------------------------------------------------------------------------------------
 Retirement Money Market Portfolio                63,338,627                 16,774                  213,506           63,568,907
-----------------------------------------------------------------------------------------------------------------------------------
 Magellan Fund                                    25,427,413                  4,219                  195,995           25,627,627
-----------------------------------------------------------------------------------------------------------------------------------
 Contrafund                                       14,692,522                  5,429                  101,277           14,799,228
-----------------------------------------------------------------------------------------------------------------------------------
 Growth Company Fund                               9,411,407                  3,599                   61,103            9,476,109
-----------------------------------------------------------------------------------------------------------------------------------
 Growth & Income Portfolio                        40,140,670                 11,540                  210,171           40,362,381
-----------------------------------------------------------------------------------------------------------------------------------
 Intermediate Bond Fund                           40,243,765                  4,403                  152,262           40,400,430
-----------------------------------------------------------------------------------------------------------------------------------
 Overseas Fund                                     8,064,260                  2,656                   48,998            8,115,914
-----------------------------------------------------------------------------------------------------------------------------------
 Europe Fund                                       3,156,219                  1,075                   16,517            3,173,811
-----------------------------------------------------------------------------------------------------------------------------------
 Pacific Basin Fund                                1,382,440                    295                    9,982            1,392,717
-----------------------------------------------------------------------------------------------------------------------------------
 Balanced Fund                                    13,409,495                  4,294                   74,980           13,488,769
-----------------------------------------------------------------------------------------------------------------------------------
 Capital Appreciation Fund                         2,209,569                    381                   13,176            2,223,126
-----------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond Fund                               3,448,915                    383                   21,666            3,470,964
-----------------------------------------------------------------------------------------------------------------------------------
Spartan U.S. Equity Index Fund                    60,565,817                  6,358                  203,921           60,776,096
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Gas Litigation Settlement (note 5)        2,008,983                     --                       --            2,008,983
-----------------------------------------------------------------------------------------------------------------------------------
Loans to Participants                              7,228,579                     --                       --            7,228,579
-----------------------------------------------------------------------------------------------------------------------------------
                    TOTAL                       $609,891,717             $1,009,880               $1,820,000         $612,721,597
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          Schedule B
                                                                                                                       (Page 1 of 2)
====================================================================================================================================
                                            EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997
====================================================================================================================================
                                          COLUMBIA     RETIREMENT                               GROWTH       GROWTH &   INTERMEDIATE
                             TOTAL       STOCK FUND   MONEY MARKET   MAGELLAN    CONTRAFUND     COMPANY       INCOME        BOND
====================================================================================================================================
Net Assets Beginning
  of Year                 $612,721,597  $316,714,700  $ 63,454,243  $25,627,625  $14,799,228  $ 9,476,107  $40,362,381  $40,400,431
------------------------------------------------------------------------------------------------------------------------------------
Net Investment Income       23,076,077     4,168,358     3,366,194    2,034,270    1,966,180    1,132,475    2,446,280    2,419,684
------------------------------------------------------------------------------------------------------------------------------------
Net Realized Gain/(Loss)    54,518,188    46,591,482            --      778,278      451,279      293,168    1,799,599      (18,030)
  on Securities Sold or
  Distributed
------------------------------------------------------------------------------------------------------------------------------------
Net Change Unrealized       46,393,996    18,032,617                  3,652,644    1,053,819      270,927    7,987,965      330,730
  Appreciation/
  (Depreciation) of
  Investments
------------------------------------------------------------------------------------------------------------------------------------
Participants' Deposits      22,406,700     5,479,289     2,600,222    2,456,663    1,418,288      825,130    2,893,938    1,642,538
------------------------------------------------------------------------------------------------------------------------------------
Columbia Contributions      11,778,139    11,220,288       146,069       33,724       41,740       32,624      104,440       34,862
------------------------------------------------------------------------------------------------------------------------------------
Distributions to
  Participants             (97,177,272)  (28,595,771)  (37,918,282)  (2,588,175)  (2,107,829)    (939,869)  (5,574,477)  (7,354,549)
------------------------------------------------------------------------------------------------------------------------------------
Interfund Exchanges                 --   (43,719,314)   28,983,197      317,939    3,117,805      876,199    4,721,052     (497,259)
------------------------------------------------------------------------------------------------------------------------------------
Loan Activity                  163,975    (1,042,143)     (100,621)     (47,258)      (5,642)       2,166     (202,068)     (97,710)
------------------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year   $673,881,400  $328,849,506  $ 60,531,022  $32,265,710  $20,734,868  $11,968,927  $54,539,110  $36,860,697
====================================================================================================================================

                                                                                                                          Schedule B
                                                                                                                       (Page 2 of 2)
====================================================================================================================================
                                            EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997
====================================================================================================================================
                                                                                              SPARTAN      COLUMBIA
                                           PACIFIC                  CAPITAL    SHORT-TERM   U.S. EQUITY      GAS         LOAN
                   OVERSEAS     EUROPE      BASIN      BALANCED   APPRECIATION    BOND         INDEX      LITIGATION   ACTIVITY
====================================================================================================================================
Net Assets,
  Beginning of
  Year            $8,115,916  $3,173,811  $1,392,718  $13,488,770  $2,223,125  $3,470,964   $60,784,016   $2,008,983  $7,228,579
------------------------------------------------------------------------------------------------------------------------------------
Net Investment
  Income             460,219     424,867      24,975    2,065,982     484,706     242,381     1,732,261      107,245          --
------------------------------------------------------------------------------------------------------------------------------------
Net Realized
  Gain/(Loss) on
  Securities
  Sold or
  Distributed        481,447     127,508     (32,980)     358,717     121,013      (6,150)    3,572,857           --          --
------------------------------------------------------------------------------------------------------------------------------------
Net Change
  Unrealized
  Appreciation/
  (Depreciation)
  of Investments     (99,388)    364,488    (230,796)     713,649     (16,607)       (380)   14,334,328           --          --
------------------------------------------------------------------------------------------------------------------------------------
Participants'
  Deposits           650,183     250,843     128,068      931,538     248,680     256,374     2,624,946           --          --
------------------------------------------------------------------------------------------------------------------------------------
Columbia
  Contributions       25,935       8,523       2,898       40,703       8,353       7,178        70,802           --          --
------------------------------------------------------------------------------------------------------------------------------------
Distributions to
  Participants      (552,465)   (411,322)    (78,506)  (2,430,913)   (134,932)   (807,203)   (7,682,979)          --          --
------------------------------------------------------------------------------------------------------------------------------------
Interfund
  Exchanges          436,040   1,112,793      39,524    2,272,889     855,303     936,587       547,245           --          --
------------------------------------------------------------------------------------------------------------------------------------
Loan Activity          1,539      10,648       6,852     (119,505)    (20,869)    (30,757)     (233,587)          --   2,042,930
------------------------------------------------------------------------------------------------------------------------------------
Net Assets,
  End of Year     $9,519,426  $5,062,159  $1,252,753  $17,321,830  $3,768,772  $4,068,994   $75,749,889   $2,116,228  $9,271,509
====================================================================================================================================

Employer ID#: 13-1594808
Plan #: 002

                                     EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                     ---------------------------------------------
                              ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              ----------------------------------------------------------

                                                AS OF DECEMBER 31, 1997
                                                -----------------------
Identity of Issuer,
 Borrower, Lessor,
  or Similar Party*                 Description of Investment                        Cost                    Value
-------------------                 -------------------------                        ----                    -----
      Columbia            13,712,906 units of Columbia Gas Stock Fund(1)             --(2)               $327,133,798

      Fidelity            60,986,098 shares of Retirement Money Market               --(2)                 60,986,098
                          Portfolio

      Fidelity            336,217 shares of Magellan Fund                            --(2)                 32,031,366

      Fidelity            442,056 shares of Contrafund                               --(2)                 20,613,094

      Fidelity            274,523 shares of Growth Company Fund                      --(2)                 11,892,345

      Fidelity            1,424,849 shares of Growth & Income Portfolio              --(2)                 54,286,745

      Fidelity            3,605,387 shares of Intermediate Bond Fund                 --(2)                 36,666,784

      Fidelity            289,396 shares of Overseas Fund                            --(2)                  9,416,950

      Fidelity            168,,326 shares of Europe Fund                             --(2)                  5,039,683

      Fidelity            101,545 shares of Pacific Basin Fund                       --(2)                  1,241,893

      Fidelity            1,129,330 shares of Balanced Fund                          --(2)                 17,244,862

      Fidelity            193,298 shares of Capital Appreciation Fund                --(2)                  3,746,107

      Fidelity            465.441 shares of Short-Term Bond Fund                     --(2)                  4,049,336

      Fidelity            2,156,992 shares of Spartan U.S. Equity Index
                           Fund                                                      --(2)                 75,451,588

    Participants          Loans to Participants                                      --                     9,271,509
                                                                                                         ------------

                          TOTAL THRIFT PLAN(2)                                                           $669,072,158

         *        All parties listed are considered parties-in-interest.

         (1) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 4,131,362, valued at $324,570,127.

         (2) Records are maintained by Fidelity on a fair market value basis; therefore, historical cost basis information is unavailable.

Employer ID#: 13-1594808
Plan #: 002

                                     EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM


                                     Item 27(d) Schedule of Reportable Transactions
                                     ----------------------------------------------

                                            Individual Transactions By Issue
                                            --------------------------------

                                          For The Year Ended December 31, 1997
                                          ------------------------------------

                                                                                        Current Value of
      Identity     Description     Purchase     Selling     Transaction    Cost of    Asset on Transaction    Net Gain
      of Party      of Asset        Price        Price        Expense       Asset             Date             (Loss)
      --------     -----------     --------     -------       -------      -------            ----             ------
   No Reportable Transactions


NOTE: There were no lease rentals during the year.

Employer ID#:13-1594808
Plan #: 002

                                            EMPLOYEES THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                           Item 27(d) Schedule of Reportable Transactions
                                                  Cumulative Transactions By Issue
                                                For the Year Ended December 31, 1997
                                                                                                       Current Value of
 Identity          Description                                             Transaction                     Asset on       Net Gain
 of Party*           of Asset               Total Purchases   Total Sales    Expenses   Cost of Asset   Transaction Date   or Loss
 ---------           --------               ---------------   -----------    --------   -------------   ----------------  --------
Columbia      Columbia Gas Stock Fund         $39,430,874              --                $39,430,874      $39,430,874             --

Columbia      Columbia Gas Stock Fund                  --     $96,251,730                        (1)      $96,251,730    $41,180,589

Fidelity      Growth & Income Fund             20,988,313              --                 20,988,313       20,988,313             --

Fidelity      Growth & Income Fund                     --      16,629,803                        (1)       16,629,803      2,650,238

Fidelity      Retirement Money Market          82,397,013              --                 82,397,013       82,397,013             --
                  Fund

Fidelity      Retirement Money Market                  --      82,742,106                        (1)       82,742,106             --
                  Fund

Fidelity      Spartan U. S. Equity Index       20,468,321              --                 20,468,321       20,468,321             --
                  Fund

Fidelity      Spartan U.S. Equity Index Fund                   23,489,735                        (1)       23,489,735      5,860,400

* All parties listed are considered parties-in-interest.

(1) Records are maintained by Fidelity; historical cost information unavailable.

Note:   There were no lease rentals during the year.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.


                                                     ARTHUR ANDERSEN LLP


New York, New York
May 15, 1998

                            FEDERAL TAX CONSEQUENCES
                            ------------------------
                                   (Unaudited)

NOTE: THE INFORMATION PROVIDED HEREIN IS INTENDED TO PROVIDE GENERAL INFORMATION REGARDING THE FEDERAL TAX TREATMENT OF AN INDIVIDUAL'S WITHDRAWALS OF FUNDS FROM THE PLAN. THE INFORMATION IS BASED ON CURRENT INTERNAL REVENUE CODE PROVISIONS AND REGULATIONS IN EFFECT AS OF 1/1/98 AND DOES NOT ADDRESS ANY STATE AND LOCAL TAX CONSEQUENCES OF PLAN WITHDRAWALS.

         PARTICIPANTS ARE URGED TO CONSULT WITH THEIR PERSONAL TAX ADVISOR BEFORE MAKING PLAN WITHDRAWALS.

Tax Treatment of Distributions and Withdrawals

If a participant withdraws money from the Plan, some or all of the participant's withdrawal may be taxed. To the extent that any taxable money is sent directly to the participant, the Trustee is required to withhold 20% of the taxable amount to meet Federal tax requirements. A participant can avoid the 20% Federal withholding requirement by requesting a direct rollover of all or part of the taxable portion of the participant's withdrawal and distribution to an Individual Retirement Account (IRA) or to another tax-qualified plan.

In addition to ordinary income taxes, a 10% additional income tax may be imposed on the taxable portion of a participant's distribution unless:
         o the participant is age 55 or older in the year he or she terminates employment with Columbia,

         o the participant is age 59-1/2 or over when he or she receives the distribution,

         o        the withdrawal is due to disability or death,

         o        the withdrawal is used to pay unreimbursed medical expenses,

         o        payment is made to an alternate payee under a QDRO, or

         o the withdrawal is rolled over directly to an Individual Retirement Account (IRA) or another qualified plan.

     Tax Treatment of Withdrawals

     The following withdrawals are 100% taxable, even for hardship:
         o        Company contributions and their earnings,

         o a participant's savings in a before-tax account and their earnings,

         o earnings on a participant's Rollover Contributions, lump sum and after-tax deposits, and

         o        a participant's Rollover Contribution deposits.

All of a participant's after-tax deposits made to the Plan before January 1, 1987 can be withdrawn during active employment for any reason with no taxes applied to the withdrawal.

A participant's after-tax deposits made to the Plan after December 31, 1986 can also be withdrawn for any reason, but such withdrawals are not tax free. Once a participant has withdrawn all pre-1987 after-tax contributions, a portion of each subsequent withdrawal from the participant's after-tax account will be considered investment earnings, and will be taxable. The amount of your withdrawal that is considered a return of the participant's after-tax savings, and consequently non-taxable, will be determined as follows:

Total remaining savings before a participant's withdrawal in his or her after-tax account contributed after December 31, 1986 divided by total remaining savings in his or her after-tax account contributed after December 31, 1986, plus his or her investment earnings multiplied by the total amount of the withdrawal equals non-taxable portion of the participant's withdrawal.

For example:
o        If savings in a participant's after-tax account
         contributed after 12/31/86 equals                            $3,000

o        And the investment earnings since 12/31/86 equals            $1,000

o        The total of the after-tax savings contributed after
         12/31/86 plus investment earnings equals                     $4,000

o        And the withdrawal equals                                    $1,000

o        3/4 of the withdrawal will not be taxable ($3,000)/$4,000);
         1/4 of the withdrawal will be taxable

o        Non-taxable amount equals                                    $  750

o        Taxable amount equals                                        $  250

In other words, in the above example, if a participant withdraws $1,000 from his or her after-tax account that he or she contributed to the Plan after December 31, 1986, $750 would not be taxable; $250 would be considered by the IRS to be a return of investment earnings and subject to regular income tax, the 20% withholding requirement and possibly the 10% additional tax.

Tax Treatment of Withdrawals From a Participant's Before-Tax Account

A participant's before-tax contributions are not taxed when they go into his or her account, rather they are fully taxed when withdrawn. If a participant withdraws money from his or her account during active employment, the money will be added to his or her other income for that year and taxed at the participant's applicable income tax rate. Withdrawals during active employment may also be subject to a 10% additional tax over and above any regular income taxes due, unless a participant meets any of the conditions previously listed under Tax Treatment of Distributions and Withdrawals. Loans from a participant's before-tax account are not taxable.

If the withdrawal is payable to a participant, the withholding requirements discussed previously apply. A participant can avoid the Federal withholding requirement by requesting a direct transfer rollover to an IRA or another tax qualified plan.

Possible Tax Advantages When Receiving a Lump Sum Distribution

If a participant receives a lump sum distribution of his or her account, he or she may be able to defer or reduce their tax liability.

In general, a participant can use only one of the following tax advantages:

1. Deferral of tax liability
If a participant leaves the Company and receives a withdrawal from his or her account, he or she may want to consider rolling all or part of the taxable amount into an IRA or into another employer's tax qualified plan. By doing so, the participant can continue to defer paying taxes on the money. If the distribution of the account would otherwise be subject to the 10% additional tax, this approach would also let the participant avoid paying this additional tax if he or she leaves their money in the IRA or other plan until they are age 59-1/2.

2. Reduction of tax liability
If a participant takes a lump sum distribution of his or her account, he or she may be entitled to special tax treatment such as five-year or ten-year averaging or long-term capital gains treatment.

If the participant was younger than 50 years old on January 1, 1986, five-year averaging tax treatment is currently available only once, and only if:
o the entire account balance is paid to the participant in one tax year after age 59-1/2, and

o        the individual was a Plan participant for five or more years.

Under five-year averaging, the lump sum distribution is taxed in one year as if the participant had received it over five years and as if he or she had no other income during that time. The tax rate used is the one effective during the year the participant receives the distribution.

If a participant was age 50 or over as of January 1,1986, he or she is grandfathered under pre-1987 tax laws. This means that if the participant receives the entire balance of his or her account in one tax year, he or she will have a choice of:
o        ten-year averaging under 1986 tax rates, or

o five-year averaging under the rates prevailing in the year he or she receives the money.

If a participant is grandfathered, he or she can use five-year or ten-year averaging at any time, but whichever method he or she chooses can only be used once. The participant can choose whichever method is best for him or her. However, to use either averaging method, he or she must have been a Plan participant for five or more years.

                                    SIGNATURE
                                    ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                         COLUMBIA GAS SYSTEM

                                        By  /s/M.W. O'Donnell
                                           ----------------------------------
                                             M. W. O'Donnell
                                         Member, Thrift Plan Committee


June 29, 1998